FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Scrip dividend: Informational Document	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further the communication published on November 3, 2021, the Executive Commission of Telefónica, S.A.’s Board of Directors, at its meeting held today, has agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend (“Telefónica’s Flexible Dividend”), approved by the Annual General Shareholders’ Meeting, at its meeting held on April 23, 2021.

It is hereby enclosed the Informational Document referred to the capital increase with charge to reserves. This document has been prepared in accordance with the provision of article 1.5.(g) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC.

Madrid, November 24, 2021

Gran Vía, 28 - 9ª Planta - 28013 Madrid

INFORMATIONAL DOCUMENT
SECOND CAPITAL INCREASE WITH A CHARGE TO RESERVES APPROVED BY THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS' MEETING ON APRIL 23, 2021

November 24, 2021

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 1.5(G) OF REGULATION (EU) 2017/1129 OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF 14 JUNE 2017.

1.PURPOSE
The shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica, S.A. (“Telefónica” or the “Company”) held on April 23, 2021 resolved, under item VI.2 of the Agenda, to compensate the shareholders by means of a scrip dividend by increasing the share capital of Telefónica with a charge to the reserves provided for in section 303.1 of the Companies Act (Ley de Sociedades de Capital), by an amount to be determined pursuant to the terms of the resolution, and delegating the implementation thereof to the Board of Directors, with the express power of substitution in favor of the Executive Commission or the Executive Chairman of the Board of Directors, under section 297.1.a) of the Companies Act.
In exercise of the aforementioned delegation of powers, the Company's Executive Commission of the Board of Directors has resolved to implement the Capital Increase.
This informational document is issued for purposes of the provisions of article 1.5.(g) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC, pursuant to which it shall not be necessary to prepare and publish a prospectus in connection with the issuance and admission to trading of the shares issued by way of implementation of a capital increase made by means of a scrip issue “provided a document is available that sets forth information regarding the number and the nature of the shares, and the reasons for and details of the offer.” That is the purpose of this informational document, which is available on the Company's website (www.telefonica.com) and on the website of the Spanish National Stock Market Commission (Comisión Nacional del Mercado de Valores) (www.cnmv.es)
Therefore, the purpose of this document is to provide the information available on the date hereof in connection with the capital increase. Once the implementation of the increase has been completed and the remaining information is available, it will be released to the market by means of the communication thereof to the Spanish National Stock Market Commission. It is expected that such communication will take place on December 17, 2021.
2.REASONS FOR AND MECHANICS OF THE CAPITAL INCREASE
In recent years, the Company has been compensating its shareholders through the payment of cash dividends, share buybacks and, for the first time in May 2012, a scrip dividend. Other scrip dividends were implemented after that date, in November 2014, November 2015, November 2016, June 2020, December 2020 and June 2021.
The Company wishes to once again offer its shareholders the alternative of the scrip dividend, also called “Telefónica Flexible Dividend,” which is a form of shareholder compensation that without in any way restricting the shareholders' ability to receive all of their compensation in cash if they so desire, gives them the alternative to receive paid-up shares of the Company.
For these purposes, by virtue of the capital increase by means of a scrip issue approved at the General Shareholders' Meeting under item VI.2 of the Agenda, each shareholder shall receive a free allotment right per each Telefónica share held thereby. Such rights may be traded and may be transferred on the continuous market in Spain during a period of 15 calendar days, upon the expiration of which such rights will be automatically converted into newly-issued shares.

Under this compensation system, each shareholder may choose from among the following options:1
(a)    Not to transfer their free allotment rights and receive the new shares. In this case, new shares corresponding to the number of rights held by the shareholder at the end of the trading period will be allotted to the shareholder free of charge. In principle, the allotment of shares is not subject to any withholding or payment on account, without prejudice to the provisions of section 3.10 below.
(b)    To transfer all or part of their free allotment rights to Telefónica under the irrevocable undertaking assumed thereby to purchase the free allotment rights at a fixed price, which entails electing to receive their compensation in cash.
This option is granted only to the shareholders who appear to have status as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (“IBERCLEAR”) on December 2, 2021 and solely with respect to the allotment rights initially received free of charge. In order to choose this option, the shareholders must have acquired their respective shares no later than 11:59 p.m. CET on the date of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil) (scheduled for November 30, 2021 in accordance with the calendar included in section 3.3 below) and the corresponding trade must have been settled in the book-entry records of IBERCLEAR no later than December 2, 2021. The cash option may therefore not be requested for free allotment rights acquired on or outside of the market.
This option will have the same tax treatment as a cash dividend, and the amount to be received by the shareholders will therefore be subject to withholding on account of the relevant tax and to any applicable taxation.
(c)    To transfer all or part of their free allotment rights on the market. Since the rights may be traded, shareholders may decide to sell them on the market during the trading period specified in section 3.4 below at their listing price at the time and not at the guaranteed price offered by Telefónica. The amount obtained from the sale of the rights on the market is subject to tax as a capital gain in the case of shareholders subject to Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas) (“IRPF”) or to Non-Resident Income Tax (Impuesto sobre la Renta de no Residentes) (“IRNR”) if they do not act through a permanent establishment in Spain, without prejudice to the possibility of applying the exemptions or reduced rates under IRNR regulations or those established in the Treaties for the avoidance of double taxation ratified by Spain. In the case of shareholders who are subject to the IRPF, this income will be subject to withholding on account of the IRPF, which will be applied by the depositary entity or, in the absence thereof, by the financial broker or notary public who has participated in the transfer.
Shareholders may also combine the foregoing options according to their needs or preferences.
Those shareholders who do not give notice of their decision will receive the number of new shares to which they are entitled.
1 The options available to holders of Telefónica shares which are admitted to trading outside Spain (including those traded in the form of ADSs (American Depositary Shares)) may have certain differences with respect to those described herein due to the characteristics of each market and to the terms and conditions applicable to the programs in which such holders participate.

3.DETAILS OF THE OFFER
At its meeting of November 24, 2021, the Executive Commission of the Board of Directors resolved to implement the capital increase by means of a scrip issue approved by the shareholders at the Ordinary General Shareholders' Meeting held on that date under item VI.2 of the Agenda therefor, establishing the terms and conditions applicable to the capital increase to the extent not provided for in the resolution approved by the shareholders, upon the terms set forth below.
1.1Number of New Shares to Be Issued and Free Allotment Rights
(i)In accordance with the formulas approved by the shareholders at the General Shareholders' Meeting, taking into account that the number of outstanding shares of Telefónica (TNShrs) on November 24, 2021, the date on which the Executive Commission of the Board of Directors resolved to implement the capital increase, is 5,638,053,507 shares, that the reference listing price (ListPri) is 4.008 euros and that the Reference Amount comes to 878,589,364.54, the number of new shares to be issued under the capital increase by means of a scrip issue and in accordance with the approved calculation formulas is 216,848,211.
Notwithstanding the foregoing, the number of shares actually issued may be lower, since it will depend on the number of rights purchased by Telefónica under its purchase undertaking. The Company will waive the free allotment rights acquired under said undertaking, and therefore, only the shares corresponding to the free allotment rights that have not been acquired by Telefónica in the implementation thereof will be issued. In addition, in the event that the final number of shares to be issued (i.e. the result of dividing the number of outstanding rights at the end of the trading period by the number of rights per share) is not a whole number, Telefónica will waive such number of free allotment rights held by it as are required in order for the number of new shares ultimately issued to be an integer and not a fraction.
(ii)The free allotment rights will be allotted to the shareholders of Telefónica who appear to have status as such in the book-entry records of IBERCLEAR on December 2, 2021 at the rate of one free allotment right per share. For this purpose, the shareholders must have acquired their respective shares no later than 11:59 p.m. CET on the date of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry, scheduled for November 30, 2021, and the corresponding trade must have been settled in the book-entry records of IBERCLEAR no later than December 2, 2021. In accordance with the formulas approved by the shareholders at the General Shareholders' Meeting, 26 free allotment rights will be necessary to receive one new share.
In order to ensure that the number of free allotment rights required to receive one new share is an integer, Telefónica has waived 21 free allotment rights, corresponding to 21 own shares held in treasury.
1.2Final Price of the Undertaking to Purchase Rights
The final price of Telefónica's undertaking to purchase the free allotment rights comes to the gross amount of 0.148 euros per share, in accordance with the formula approved at the General Shareholders' Meeting.
Therefore, those shareholders who wish to receive their remuneration in cash may sell their free allotment rights to Telefónica at a fixed gross price of 0.148 euros per right.

Telefónica's undertaking to purchase the free allotment rights at the aforementioned price is assumed exclusively in favor of the shareholders of Telefónica who appear to have status as such in the book-entry records of IBERCLEAR on December 2, 2021 and solely in relation to the allocation rights initially received free of charge, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market. For this purpose, the shareholders must have acquired their respective shares no later than 11:59 p.m. CET on the date of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (scheduled for November 30, 2021 in accordance with the calendar included in section 3.3 below) and the corresponding trade must have been settled in the book-entry records of IBERCLEAR no later than December 2, 2021. The aforementioned undertaking will be in force from the first day of commencement of the rights trading period, which is expected to be December 1, 2021, until December 9, 2021, both dates inclusive.2
1.3Calendar
The expected calendar for the implementation of the capital increase by means of a scrip issue is as follows:
(i)November 30, 2021 Date of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry. Last trading date for the shares of Telefónica with the right to participate in the capital increase.
(ii)December 1, 2021: Beginning of the period for trading the free allotment rights. Telefónica's shares are traded ex-date.
(iii)December 2, 2021: Record date for the allocation of free allotment rights.
(iv)December 9, 2021: End of the period to request remuneration in cash (sale of rights to Telefónica)2.
(v)December 15, 2021: End of the period for trading the free allotment rights. Acquisition by the Company of free allotment rights from those shareholders who have requested the purchase thereof by Telefónica.
(vi)December 17, 2021: Cash payment to shareholders who have requested cash compensation (sale of rights to Telefónica). Waiver by Telefónica of the rights acquired under the purchase undertaking. Closing of the share capital increase by means of a scrip issue. Communication of the final outcome of the transaction to the Spanish National Stock Market Commission.
(vii)December 18-23, 2021: Proceedings for admission to listing of the new shares on Spain's Automated Quotation System (Sistema de Interconexión Bursátil Español).
(viii)December 27, 2021: Estimated starting date of ordinary trading of the new shares on the Spanish Stock Exchanges, subject to any objection to the corresponding authorizations.3
This calendar is tentative, as it is subject to deadlines and obtaining authorizations whose compliance is beyond the Company´s control.
2 There are particularities in this respect affecting the holders of Telefónica shares through ADSs. Further information is provided in section 4.
3 The admission to trading on the different foreign Stock Exchanges on which Telefónica is listed will also be requested.

1.4Allocation of Rights and Procedure to Elect to Receive Cash or New Shares
The free allotment rights will be allotted to the shareholders of Telefónica who appear to have status as such in the book-entry records of IBERCLEAR on December 2, 2021. For this purpose, the shareholders must have acquired their respective shares no later than 11:59 p.m. CET on the date of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry, scheduled for November 30, 2021, and the corresponding trade must have been settled in the book-entry records of IBERCLEAR no later than December 2, 2021. The rights trading period will begin the next trading day and will last for fifteen calendar days (from December 1 through December 15, 2021, both inclusive). During this period, the rights will be transferable on the same conditions as the shares from which they derive.
During the rights trading period, shareholders may elect to receive cash or new shares upon the terms described above, as well as acquire on the market a sufficient number of free allotment rights in the proportion required to subscribe for new shares.
However, shareholders verified as such who wish to accept Telefónica's undertaking to purchase the rights and to receive cash at the fixed guaranteed price must give notice of their decision no later than December 9, 20214.
The purchase undertaking applies only to the rights received by the shareholders free of charge and not to rights purchased on or outside of the market. In order to decide among the various options, shareholders must contact the depositaries of their shares and of the free allotment rights attaching thereto.
In the absence of express notice, shareholders will receive new shares.
1.5Fees and Expenses
The capital increase is carried out free of expenses and fees for the subscribers as regards the allocation of the new shares issued, and Telefónica bears the costs of issuance, subscription, flotation, admission to listing and other associated expenses.
The depositaries of the shares may pass on to the shareholders fees or expenses arising from the allocation of shares or the sale of free allotment rights, pursuant to applicable law.
The shareholders of the Company must bear in mind that the IBERCLEAR participants with which they keep their shares on deposit may, pursuant to applicable law and securities contracts signed with their clients, establish such pass-through management fees and expenses as they may freely determine as a consequence of maintaining the securities in their book-entry records. Moreover, such member participants may, pursuant to applicable law, establish such pass-through fees and expenses as they may freely determine for the processing of orders to purchase and sell free allotment and/or custody.
1.6Nominal Value, Share Price, Representation and Rights of the New Shares
The new shares to be issued under the capital increase by means of a scrip issue will be ordinary shares having a par value of one euro each, of the same class and series as those that are currently outstanding.
4 There are particularities in this respect affecting the holders of Telefónica shares through ADSs. Further information is provided in section 4.

The new shares5 will be issued at a share price of one euro, i.e., without a share premium, and will be represented by book entries, the book-entry registration of which will be entrusted to IBERCLEAR and its participants.
Holders of the new shares will have the same dividend and voting rights as the holders of the ordinary shares of Telefónica that are currently outstanding, as from the date on which the capital increase is declared to be fully subscribed and paid up.
1.7Reserve with a Charge to which the New Shares will be Issued
The capital increase is made by means of a scrip issue and, accordingly, does not entail any payment to be made by the shareholders. The capital increase and the acquisition of the free allotment rights by the Company as a consequence of the purchase undertaking will be entirely carried out with a charge to the voluntary reserves included within the reserves provided for in section 303.1 of the Companies Act, the amount of which came to 13,827 million euros as of December 31, 2020. The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2020, verified by Telefónica's statutory auditor and approved by the shareholders at the Ordinary General Shareholders’ Meeting held on April 23, 2021.
1.8Shares on Deposit
Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the period for trading the free allotment rights, the new shares that are still pending allotment may be sold, at the expense and peril of the interested parties, in accordance with the provisions of section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided by applicable law.
1.9Admission to Listing
Telefónica will apply for the trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), will take such steps and actions as are needed or appropriate and will submit the required documents to the appropriate bodies of the foreign Stock Exchanges on which the shares of Telefónica are listed (currently, through American Depositary Shares (ADSs), in New York and Lima) in order for the new shares issued under the capital increase by means of a scrip issue to be admitted to trading.
Subject to the required authorizations being obtained, regular trading of the new shares on the Spanish Stock Exchanges is expected to begin on December 27, 2021. However, as stated above, this date is tentative.
1.10Tax Regime
The tax regime applicable to shareholders in Spain will generally be as follows (without prejudice to the particularities that apply to shareholders who are non-resident or subject to taxation in the regional (foral) territories of the Basque Country or the Foral Community of Navarre, as well as potential future changes to regulation or to administrative or case-law doctrine that could affect the applicable tax regime):
5There are particularities in this regard affecting the holders of Telefónica shares that have been admitted to listing outside of Spain (including those listed as ADSs). Further information is provided in section 4.

(i)Receipt of paid-up shares
•In the case of IRPF and of IRNR without a permanent establishment in Spain, the delivery of paid-up shares as a result of the capital increase will be treated as the delivery of paid-up shares for tax purposes, and will therefore not be treated as income for the shareholders for the purposes of IRPF or IRNR if they do not act through a permanent establishment in Spain, and by virtue thereof, the delivery of new shares is not subject to any withholding or payment on account.
The acquisition cost, both of the new shares received as a consequence of the capital increase and of the shares from which they arise, will result from dividing the total cost by the applicable number of securities, including both the old securities and those issued as totally paid-up. The acquisition date of such paid-up shares will be that of the shares from which they arise.
•For the purposes of Corporate Income Tax (Impuesto sobre Sociedades) (“IS”) and IRNR with a permanent establishment in Spain, to the extent a full commercial cycle is closed, the recipients will determine their taxable base in accordance with the provisions of applicable accounting regulations, taking into account the ICAC Resolution6 and, in particular, section 35.4 thereof regarding the treatment applicable to shareholders of shareholder compensation programs that may be implemented through the acquisition of new shares that are totally paid up, by disposing of the free allotment rights on the market or by selling them to the issuing entity, which mandatorily applies to the fiscal years beginning as from January 1, 2020 and, if appropriate, the special regimes applicable to the aforementioned taxes. And all of the foregoing is without prejudice to any applicable rules for determining the taxable base in these taxes.

The Company has been informed that in order to clarify the tax impact that the ICAC Resolution may have on the delivery of paid-up shares or free allotment rights for purposes of withholding and payments on account, several Spanish listed entities have submitted binding consultations to the Directorate General for Taxation (Dirección General de Tributos), which has established in its response that no withholding or payment on account by the issuing company is applicable to the delivery of totally paid-up shares or free allotment rights in this context. Persons subject to IS and to IRNR acting through a permanent establishment in Spain are advised to consult their tax advisors regarding the impact of the ICAC Resolution before making a decision in connection with the Telefónica Flexible Dividend program.

(ii)Sale of free allotment rights on the market
If the shareholders sell their free allotment rights on the market, the amount obtained from the transfer of such rights will be taxed as follows:
•For the purposes of IRPF and of IRNR without a permanent establishment, the amount obtained for the transfer of the free allotment rights on the market will be treated as a capital gain for the transferor, all without prejudice to the potential application to IRNR taxpayers without a permanent establishment of international conventions, including the Income Tax conventions entered into by Spain to avoid double taxation and prevent tax evasion and on which they might be
6 Resolution of March 5, 2019 of the Spanish Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) (ICAC), establishing the criteria for the presentation of financial instruments and other accounting aspects related to the commercial regulation of stock companies (the “ICAC Resolution”).

entitled to rely, or to the exemptions established in IRNR regulations. For shareholders who pay IRPF, such capital gain will be subject to withholding on account of IRPF at the corresponding tax rate. This withholding will be applied by the corresponding depositary entity or, in the absence thereof, by the financial broker or notary public who participates in the transfer.
•For the purposes of IS and of IRNR with a permanent establishment in Spain, to the extent a full commercial cycle is closed, the tax will be paid in accordance with the provisions of applicable accounting regulations (taking into account, if applicable, the ICAC Resolution and, in particular, the aforementioned section 35.4 thereof, which mandatorily applies to the fiscal years beginning as from January 1, 2020) and, if appropriate, the special regimes applicable to said taxes. And all of the foregoing is without prejudice to any applicable rules for determining the taxable base in these taxes.
In any event, pursuant to the responses to the tax consultations mentioned in section (i) above, in this context, no withholding or payment on account by the issuing company is applicable to the delivery of totally paid-up shares or free allotment rights, or to the sale of free allotment rights on the market. Persons subject to IS and to IRNR acting through a permanent establishment in Spain are advised to consult their tax advisors regarding the impact of the ICAC Resolution before making a decision in connection with the Telefónica Flexible Dividend program.
(iii)Sale of free allotment rights pursuant to the Purchase Undertaking
In the event that the holders of free allotment rights decide to accept the Purchase Undertaking, the tax regime applicable to the amount obtained from the transfer of the free allotment rights to the Company, or to the relevant entity of its Group, will be that applicable to dividends distributed directly in cash and, accordingly, will be subject to the related withholding and payment of tax.
It should be taken into account that this summary does not describe all the potential tax consequences of the various options relating to the Telefónica Flexible Dividend program or to the implementation of each scrip dividend resolution. In particular, it does not describe the consequences that may arise in the countries of residence of shareholders who are not resident in Spain for tax purposes. Shareholders are therefore advised to consult their tax advisors regarding the specific tax impact of the proposed compensation system, taking into account the particular circumstances of each holder of shares or free allotment rights, and to pay close attention to any changes in the law applicable on the date of this report or to the standards for interpretation thereof.
Finally, holders of American Depositary Shares (ADSs) are advised to consult their tax advisors before making a decision in connection with the Telefónica Flexible Dividend program.

4.FOREIGN JURISDICTIONS IN WHICH TELEFÓNICA’S SHARES ARE LISTED

The options, terms and procedures described in this informational document may have particularities with respect to the holders of Telefónica shares on the various stock exchanges on which Telefónica’s shares are listed. Such shareholders should check the public communications made in the respective jurisdictions.
*    *    *
Telefónica, S.A.

_______________________________
Mr. Pablo de Carvajal González
General Counsel and Secretary of the Board of Telefónica, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 24, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors